1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 20, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

AND

PRICE SENSITIVE INFORMATION

ANNOUNCEMENT ON FORECASTED PROFIT DECREASE

FOR THE FIRST HALF OF 2008

This announcement is issued pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	CONSOLIDATED PROFIT FORECAST FOR THE FIRST HALF OF 2008

1.	Period for profit forecast:

From 1 January 2008 to 30 June 2008

2.	Profit forecast:

Based on the initial calculation on its financial information for the first half of 2008 in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China ("PRC") in 2006, the net profit attributable to the equity holders of the Company for the six months from 1 January 2008 to 30 June 2008 is estimated to decrease by over 50% as compared to the same period last year.

3.	The profit forecast is unaudited. Details of the financial information will be disclosed in the interim report of the Company for the first half of 2008.

II.	CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2007 (COMPARATIVE FIGURES)

1.	Net profit attributable to the equity holders of the Company: RMB6.397 billion (determined in accordance with PRC GAAP).

2.	Earnings per share: RMB0.53.

3.	The consolidated results for the first half of 2007 as disclosed above were audited in accordance with PRC GAAP.

III.	REASONS FOR FORECASTED PROFIT DECREASE

In early 2008, severe weather and heavy snowstorms in most of the southern, northwestern and southwestern parts of China resulted in power supply shortages, which temporarily caused complete production stoppages of certain enterprises of the Company and affected our production operations. Price hikes of raw materials and energy supplies such as fuel also increased our production costs significantly as compared with the same period last year, leading to a decrease in profits.

The Board of Directors
Aluminum Corporation of China Limited*
20 June 2008

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, PRC
20 June 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary